

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2009

By U.S. Mail and Facsimile to: (407) 843-2448

Robert Rothman
Chief Executive Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

> **Re: Florida Bank Group, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 10, 2009**
> **File No. 000-53813**

Dear Mr. Rothman:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-12G

Description of Business, page 1

Residential Real Estate Loans, page 3

1.   We note your response to comment 7 in our letter dated November 19, 2009. Please revise the table on page 3 to disclose the percentage of the residential real estate loan portfolio comprised by each of the components. Please also revise to include a heading indicating that the amounts disclosed in the table are in millions. Please also revise the narrative following the table to explain what is meant by revolving open-end loans.

Risk Factors, page 9

The Bank and we are subject to extensive governmental regulation, page 13

2. We note your response to comment 15 in our letter dated November 19, 2009. Please tell us, with a view towards revised disclosure, the reason for the Bank's resolution to enhance its loan review program and special asset policies, maintain its liquidity within its policy parameters, and continue to monitor its classified loans and assets. Please discuss, in that regard, whether the resolution resulted from requirements imposed by the Bank's regulators.

Allowance and Provision for Loan Losses, page 27

3. We note your response to comment 16 in your letter dated December 10, 2009. We also note that you continue to use the word "potential" on pages 28 and 29 when discussing your credit quality and related allowance for loan loss policies. If your allowance for loan losses only provides for probable incurred losses, please revise your disclosure accordingly to confirm that fact. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

4. We note your revised disclosure and response to comments 17 and 18 in your letter dated December 10, 2009. You state on page 27 that the general component of your allowance for loan losses is based on historical loss experience adjusted for qualitative factors. Your historical loss experience has gotten significantly worse in 2009 as compared to prior years, and it appears based on other disclosure that the credit quality of your portfolio has been negatively affected by various factors that should be captured in your qualitative factors when computing your general reserve. Both of these facts would appear to lead to a larger allowance for loan loss. However, your general reserve as a percentage of loans decreased 27% from December 31, 2008 to September 30, 2009. Even considering the reduction in your loan portfolio, the charge-offs recorded, and the specific reserves in place, it is still not clear to us how your allowance for loan loss is directionally consistent with the credit quality of your loan portfolio and calculated pursuant to your disclosed policies. Please revise to provide a detailed description and analysis of how your general reserve was calculated at September 30, 2009 and December 31, 2008. Presumably, your analysis would identify the amount of each portfolio (commercial, residential, etc.) and the loss factor for that portfolio used in your general reserve calculation. Provide a detailed discussion of how the loss factor was calculated and an analysis of any change from December 31, 2008 to September 30, 2009. Your disclosure on page 27 states that the decrease in the general reserve was "mitigated by the increase in the aggregate internal risk rating of the portfolio for the nine months ended September 30, 2009. As part of your

response, please address:

    a.   The historical loss data you use as a starting point for estimating losses.

    b.   How qualitative factors affecting loan quality were incorporated into the allowance.

    c.   The level of specificity for grouping loans to estimate losses.

    d.   How the increasing level of charge-off's is factored in the determination of your general reserve.

5.   Please revise to disclose the amount of loans and the amount of specific reserve calculated based on discounted cash flows, collateral value or observable market price. For you collateral dependent loans, please disclose:

    a.   How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording your loan loss provisions and charge-off's.

    b.   Whether you make any adjustments to the appraisals and why.

    c.   The type of appraisals you get such as "retail value" or "as is" value.

    d.   How partially charged-off loans are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as non-performing.

    e.   How you determine the amount to charge-off.

    f.   In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral for those loans.

6.   You disclose on page 27 that the specific reserve was reduced by $8.5 million of charge-off's during 2009. These charge-off's appear to include charge-off's related to residential mortgage loans. You disclose that residential mortgage loans are collectively evaluated for impairment and are not separately identified for impairment disclosures. Therefore, it does not appear that specific reserves would be reduced by residential mortgage loan charge-off's. Please revise your disclosure or tell us why you believe it is appropriate.

7.   We note your revised disclosure and response to comment 20 in your letter dated December 10, 2009. Please revise to disclose the criteria needed for a restructured loan to be considered performing. We note guidance in this area is included in the Call Report Glossary for Nonaccrual Status of loans.

Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies

Income Taxes, page F-14

8.   We note your revised disclosure and response to comment 27 in your letter dated December 10, 2009.

      a.   You state that you believe loan losses, charges on your investment securities, and charges related to your funding are unusual and an aberration. Please clarify why you believe these are unusual and an aberration considering that these items appear to simply be economic effects from the basic business functions of a bank.

      b.   Even after adjusting your reported US GAAP earnings for what you believe are non-recurring items that do not reflect the future earnings capacity of the bank, you still have a cumulative loss for the period January 1, 2007 through September 30, 2009. This appears to be significant negative evidence which you do not appear to have been able to overcome with your subjective positive evidence detailed in your response to comment 27b. The guidance in SFAS 109 requires you to have objective and reasonable positive evidence. Simply believing that you will be able to manage the bank better in the future does not appear to be objective evidence. Please reconsider your analysis and tell us if you believe you have sufficient objective positive evidence to rely on which supports a conclusion that your deferred tax assets are realizable.

      c.   Please provide us a summary of your internal projections of future taxable income as of December 31, 2007, December 31, 2008 and your most current projection of future taxable income and analyze how your projections compared to the actual taxable income reported for the applicable periods. Specifically tell us how you have included the US GAAP loan losses in your most recent internal projection of future taxable income.

Interim Financial Statements

Note (2) Securities Available for Sale, page F-50

9.   We note your revised disclosure and response to comment 29 in your letter dated December 10, 2009. Your new disclosure does not explain how you determined that no cumulative effect adjustment should be recorded upon the adoption of FSP 115-2 on April 1, 2009. Please provide us with your analysis on which you

concluded that no cumulative effect adjustment should be recorded. Your analysis should compare your estimate of the cash flows expected to be collected for the impaired private label asset-backed securities to the amortized cost basis as of April 1, 2009. Refer to paragraph 45 of FSP 115-2.

10. We note your revised disclosure and response to comment 30 in your letter dated December 10, 2009. Please revise to disclose the information required by paragraph 41 of FSP 115-2. We note severe unrealized losses for greater than 12 months on your asset-backed and mortgage-backed securities. Your disclosure should provide detailed information to enable an investor to understand how you concluded that your unrealized losses were not other-than-temporarily. Refer to paragraph 17b of FSP 115-1. If you relied on a discounted cash flow methodology to determine whether your securities were other-than-temporarily impaired, please disclose the significant inputs (expected losses, prepayments, etc.) and how you developed the assumptions used in your significant inputs. Also, disclose the type of assets that back your asset-backed securities.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: John P. Greeley, Esq.
        Smith Mackinnon, PA
        (By facsimile)